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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING

                                          COMMISSION FILE NUMBER:

(Check One):

[X] Form 10-K      [ ] Form 11-K   [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

     For Period Ended: December 31, 1998


     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR


     For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: n/a
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PART I--REGISTRANT INFORMATION

Full Name of Registrant: Ardent Software, Inc.

Former Name if Applicable: VMARK Software, Inc.


Address of Principal Executive Office:
      50 Washington Street, Westboro, MA   01581-1021


PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]    (a)  The reasons described in reasonable detail in Part III of this from could not be eliminated without unreasonable effort or expense;

[x]    (b)  The subject annual report , semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed period.

     The Company's annual report on Form 10-K for the period ended December 31, 1998 could not be filed within the prescribed time period due to revisions being made to the classification of certain expenses incurred in the fourth quarter of 1996. Those revisions, which affect only 1996 results, are being made in response to comments of the SEC received during March 1999 in connection with a registration statement on Form S-4. Such delay could not be eliminated without unreasonable effort or expense.

PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Katrine Benedict MacGregor, Esq.
     Choate, Hall & Stewart
     (617) 248-5276


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     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

[X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The results of operations for years 1997 and prior will be revised to reflect pooling-of-interests accounting relating to the Company's merger with Unidata, Inc. in February, 1998. These revisions are unrelated to the delay described above.


                             ARDENT SOFTWARE, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1999               Ardent Software, Inc.


                                   By: /s/ James K. Walsh
                                      ----------------------------
                                       James K. Walsh
                                         Vice President and General
                                         Counsel

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